Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Synovus Financial Corp.

We consent to the use of our reports dated March 1, 2010 with respect to the consolidated balance sheets of Synovus Financial Corp. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference.

Our report dated March 1, 2010 on the consolidated financial statements referred to above refers to a change in the method of accounting for split-dollar life insurance arrangements and the election of the fair value option for mortgage loans held for sale and certain callable brokered certificates of deposit in 2008.

/s/ KPMG LLP

Atlanta, Georgia

November 12, 2010